Lilu, Inc (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

Balance Sheet

LILU, INC.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Chase Checking Account	39,110.22
Mercury 5771	204,000.00
Old checking account	
RHO Checking 3059	64,858.07
Total for Bank Accounts	**$307,968.29**
Accounts Receivable	
Accounts Receivable (A/R)	
Total for Accounts Receivable	**0**
Other Current Assets	
Inventory	36,667.14
Inventory Asset	
Inventory in Transit	
Loans To Officers	
Prepaid Expenses	
Undeposited Funds	
Total for Other Current Assets	**$36,667.14**
Total for Current Assets	**$344,635.43**
Fixed Assets	
Fixed Assets	0
Accumulated Depreciation - Patent	-22,827.36
Patent Costs	37,782.99
Total for Fixed Assets	**$14,955.63**
Total for Fixed Assets	**$14,955.63**
Other Assets	
Trademark	
Total for Other Assets	**0**
Total for Assets	**$359,591.06**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Brex Card	5,006.85
Rho Card LILU INC	

Balance Sheet

LILU, INC.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Total for Credit Cards	**$5,006.85**
Other Current Liabilities	
Accrued expenses	
Deferred Revenue	225,000.00
EIDL	
Loan Payable	0
PPP Loan Round 2	
Total for Loan Payable	**0**
Loan - Shareholder	
Payroll Liabilities	
PPP Loan Non forgivable portion	
Total for Other Current Liabilities	**$225,000.00**
Total for Current Liabilities	**$230,006.85**
Long-term Liabilities	
CONVERTABLE NOTES	0
Loan - SOSV III LP	
Total for CONVERTABLE NOTES	**0**
CONVERTIBLE NOTE - Fermata CLN	49,985.00
KISS LOANS	0
Quake KISS	
Total for KISS LOANS	**0**
SAFE LOANS	$134,822.46
Lair East Labs SAFE	
Nick Valeriano SAFE	
SAFE - Ad Astra Ventures	
SAFE - CRIM LLC	
SAFE - Derek Timm	
SAFE - Kenneth O	
SAFE - L 'attitude ventures	
SAFE - SOSV III LP	
SAFE - Taher Savliwala	
SHE1K SAFE	
SOSV SAFE	
WeWork SAFE	
Total for SAFE LOANS	**$134,822.46**
Total for Long-term Liabilities	**$184,807.46**
Total for Liabilities	**$414,814.31**

Balance Sheet

LILU, INC.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Equity	
Retained Earnings	-1,273,727.73
Net Income	-86,689.77
Capital Stock	85,000.00
KISS EQUITY	150,000.00
Opening Balance Equity	
Owner's Investment	13,000.00
Owner's Pay & Personal Expenses	-30.88
SAFE EQUITY	979,913.63
SOSV Equity	80,000.00
Treasury Stock	-2,688.50
Total for Equity	**-$55,223.25**
Total for Liabilities and Equity	**$359,591.06**

Balance Sheet

LILU, INC.

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Chase Checking Account	34,852.51
Old checking account	
RHO Checking 3059	253,362.73
Total for Bank Accounts	**$288,215.24**
Accounts Receivable	
Accounts Receivable (A/R)	
Total for Accounts Receivable	**0**
Other Current Assets	
Inventory	36,667.14
Inventory Asset	
Inventory in Transit	
Loans To Officers	
Prepaid Expenses	
Undeposited Funds	
Total for Other Current Assets	**$36,667.14**
Total for Current Assets	**$324,882.38**
Fixed Assets	
Fixed Assets	0
Accumulated Depreciation - Patent	-18,104.52
Patent Costs	37,782.99
Total for Fixed Assets	**$19,678.47**
Total for Fixed Assets	**$19,678.47**
Other Assets	
Trademark	
Total for Other Assets	**0**
Total for Assets	**$344,560.85**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Brex Card	-449.16
Rho Card LILU INC	

Balance Sheet

LILU, INC.

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Total for Credit Cards	**-$449.16**
Other Current Liabilities	
Accrued expenses	
Deferred Revenue	249,999.25
EIDL	
Loan Payable	0
PPP Loan Round 2	
Total for Loan Payable	**0**
Loan - Shareholder	
Payroll Liabilities	0.01
PPP Loan Non forgivable portion	
Total for Other Current Liabilities	**$249,999.26**
Total for Current Liabilities	**$249,550.10**
Long-term Liabilities	
CONVERTABLE NOTES	0
Loan - SOSV III LP	
Total for CONVERTABLE NOTES	**0**
CONVERTIBLE NOTE - Fermata CLN	49,985.00
KISS LOANS	0
Quake KISS	
Total for KISS LOANS	**0**
SAFE LOANS	$10,000.00
Lair East Labs SAFE	
Nick Valeriano SAFE	
SAFE - Ad Astra Ventures	
SAFE - CRIM LLC	
SAFE - Derek Timm	
SAFE - Kenneth O	
SAFE - L 'attitude ventures	
SAFE - SOSV III LP	
SAFE - Taher Savliwala	
SHE1K SAFE	
SOSV SAFE	
WeWork SAFE	
Total for SAFE LOANS	**$10,000.00**
Total for Long-term Liabilities	**$59,985.00**
Total for Liabilities	**$309,535.10**

Balance Sheet

LILU, INC.

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Equity	
Retained Earnings	-1,165,432.94
Net Income	-104,735.56
Capital Stock	85,000.00
KISS EQUITY	150,000.00
Opening Balance Equity	
Owner's Investment	13,000.00
Owner's Pay & Personal Expenses	-30.88
SAFE EQUITY	979,913.63
SOSV Equity	80,000.00
Treasury Stock	-2,688.50
Total for Equity	**$35,025.75**
Total for Liabilities and Equity	**$344,560.85**

Profit and Loss

LILU, INC.

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
D2C - Sales	3,546.93
Grant and fellowship income	469,330.30
Miscellaneous Income	1,500.00
Total for Income	**$474,377.23**
Cost of Goods Sold	
Gross Profit	**$474,377.23**
Expenses	
ADMINISTRATIVE SUPPORT	1,318.79
Bank Charges & Fees	767.55
Bookkeeping	12,271.87
Contractors	$18,538.58
Admin	1,700.00
Designer	8,361.12
Influencers	55.00
Marketing	6,040.73
Other	15,550.00
R&D	650.00
Software Development	20,037.00
Total for Contractors	**$70,932.43**
FACILITY RENT	22,642.31
FINANCIAL/ACCOUNTING REVIEW	3,750.00
Insurance	40,806.89
Legal & Professional Services	8,415.00
MATERIAL COST	8,107.77
Meals & Entertainment	827.15
Other Business Expenses	20,790.15
Payroll Expenses	0
Payroll Taxes	24,466.98
Reimbursable Expenses	7,500.00
Salaries	301,598.14
Total for Payroll Expenses	**$333,565.12**
SOFTWARE	26,197.92
TAXES	3,993.06
TRAVEL COST	1,958.15
Total for Expenses	**$556,344.16**
Net Operating Income	**-$81,966.93**
Other Income	
Other Expenses	
Depreciation	4,722.84
Total for Other Expenses	**$4,722.84**
Net Other Income	**-$4,722.84**
Net Income	**-$86,689.77**

Profit and Loss

LILU, INC.

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
D2C - Sales	18,991.33
Grant and fellowship income	520,158.50
Total for Income	**$539,149.83**
Cost of Goods Sold	
Gross Profit	**$539,149.83**
Expenses	
ADMINISTRATIVE SUPPORT	140,902.05
Advertising & Marketing	1,722.99
Bank Charges & Fees	493.45
Bookkeeping	13,450.00
Contractors	$63,515.40
Designer	11,000.00
Marketing	10,127.27
R&D	5,015.00
Software Development	35,000.00
Total for Contractors	**$124,657.67**
Dues & Subscriptions	100.32
FACILITY RENT	17,782.93
Insurance	12,854.17
Legal & Professional Services	4,960.50
MATERIAL COST	5,353.38
Meals & Entertainment	514.31
Other Business Expenses	11,457.50
Payroll Expenses	0
Payroll Processing Fees	238.46
Payroll Taxes	15,494.22
Reimbursable Expenses	279.31
Salaries	237,772.97
Total for Payroll Expenses	**$253,784.96**
SOFTWARE	37,572.55
TAXES	14,836.17
TRAVEL COST	932.46
Total for Expenses	**$641,375.41**
Net Operating Income	**-$102,225.58**
Other Income	
PPP Loan Forgiveness	3,000.00
Total for Other Income	**$3,000.00**
Other Expenses	
Depreciation	5,509.98
Total for Other Expenses	**$5,509.98**
Net Other Income	**-$2,509.98**
Net Income	**-$104,735.56**

LILU, INC.

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-86,689.77
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Brex Card	5,456.01
Rho Card LILU INC	0.00
Deferred Revenue	-24,999.25
Payroll Liabilities	-0.01
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-19,543.25**
Net cash provided by operating activities	**$ -106,233.02**
INVESTING ACTIVITIES	
Fixed Assets:Accumulated Depreciation - Patent	4,722.84
Net cash provided by investing activities	**$4,722.84**
FINANCING ACTIVITIES	
SAFE LOANS	124,822.46
Retained Earnings	-3,559.23
Net cash provided by financing activities	**$121,263.23**
NET CASH INCREASE FOR PERIOD	**$19,753.05**
Cash at beginning of period	288,215.24
CASH AT END OF PERIOD	**$307,968.29**

LILU, INC.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-104,735.56
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	8,939.85
Prepaid Expenses	7,606.46
Brex Card	-8,892.10
Rho Card LILU INC	0.00
Accrued expenses	0.00
Deferred Revenue	249,999.25
Payroll Liabilities	0.01
PPP Loan Non forgivable portion	-3,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**254,653.47**
Net cash provided by operating activities	**$149,917.91**
INVESTING ACTIVITIES	
Fixed Assets:Accumulated Depreciation - Patent	5,509.98
Net cash provided by investing activities	**$5,509.98**
FINANCING ACTIVITIES	
Retained Earnings	3,559.24
Net cash provided by financing activities	**$3,559.24**
NET CASH INCREASE FOR PERIOD	**$158,987.13**
Cash at beginning of period	129,228.11
CASH AT END OF PERIOD	**$288,215.24**

Lilu, Inc
Statement of Changes in Equity

Accounts	2024 Amount ($)	2023 Amount ($)
Capital Stock	85,000.00	85,000.00
KISS Equity	150,000.00	150,000.00
SAFE Equity	979,913.63	979,913.63
SOSV Equity	80,000.00	80,000.00
Owner's Investment	13,000.00	13,000.00
Owner's Pay & Personal Expenses	(30.88)	(30.88)
Treasury Stock	(2,688.50)	(2,688.50)
Retained Earnings	(1,273,727.73)	(1,165,432.94)
Net Income (Loss)	(86,689.77)	(104,735.56)
Total Equity	**(55,223.25)**	**35,025.75**

Lilu, Inc
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Lilu, Inc (the "Company") is a corporation organized on May 18, 2016 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Unaudited

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.